Exhibit 3.1
AMENDED CERTIFICATE OF INCORPORATION
OF
3COM CORPORATION

FIRST:	The name of the corporation is 3Com Corporation (the “Corporation”).

SECOND:	The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD:	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:	The total number of shares that the Corporation shall have authority to issue is 1,000, each with a par value of $0.01. The Corporation is authorized to issue one class of stock to be designated as Common Stock. The shares of Common Stock may be issued from time to time for such consideration as the Board of Directors of the Corporation may determine. Each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held of record on all matters on which the holders of Common Stock are entitled to vote.

FIFTH:	[Reserved]

SIXTH:	The Corporation is to have perpetual existence.

SEVENTH:	Unless and except that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH:	To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no present or former director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

NINTH:	The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact such person is or was a director, officer or employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

TENTH:	The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ELEVENTH:	In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.